[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

February 17, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GMS Inc.
Registration Statement on Form S-1
Filed February 3, 2017

File No. 333-215890

Dear Ms. Long:

This letter sets forth the response of GMS Inc. (the “Company”) to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) by telephone conversation on February 14, 2017 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-215890), filed on February 3, 2017 (the “Registration Statement”).  In order to facilitate your review, we have repeated each oral comment in its entirety in the sequence provided to us. In addition, attached hereto as Annex A for review by the Staff are various pages from the Registration Statement reflecting revisions to the Company’s disclosure in response to the Staff’s oral comments.

Prospectus Summary, page 1

Recent Developments, page 9

Preliminary Financial Results for the Three and Nine Months Ended January 31, 2017, page 9

1.                                      Please update the disclosure to include financial information for the quarterly period ended January 31, 2017.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the disclosure in the “Prospectus Summary — Recent Developments” section of the Registration Statement to include preliminary financial information for the quarterly period ended January 31, 2017.  In order to assist the Staff’s review, Annex A attached hereto includes the “Recent Developments” section incorporating the Company’s proposed revisions.

Risk Factors, page 24

Risks Relating to this Offering and Ownership of Our Common Stock, page 40

Because AEA controls a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with the interests of other holders of our common stock, page 40

Sales of a substantial number of shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall, page 41

2.                                      Please update your disclosure under these risk factors to complete any blanks.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the disclosure under these risk factors to complete all blanks.  In order to assist the Staff’s review, Annex A attached hereto includes the disclosure under these risk factors incorporating the Company’s proposed revisions.

Principal and Selling Stockholders, page 58

3.                                      Please revise the disclosure to provide the information required by Item 507 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise this disclosure in the “Principal and Selling Stockholders” section of the Registration Statement to provide the information required by Item 507 of Regulation S-K.  In order to assist the Staff’s review, Annex A attached hereto includes the “Principal and Selling Stockholders” section incorporating the Company’s proposed revisions, based on 6,000,000 shares of common stock expected to be sold by the selling stockholders (or 6,900,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Part II Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.                                      Please file the lock-up agreement as an exhibit to the Registration Statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of the lock-up agreement will be attached as an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Terence O’Brien (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Al Pavot (Securities and Exchange Commission)

Frank Pigott (Securities and Exchange Commission)

Peter L. Loughran (Debevoise & Plimpton LLP)

Annex A